Brighthouse Life Insurance Company

11225 North Community House Road

Charlotte, NC 28277

November 24, 2025

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Brighthouse Life Insurance Company
File No. 333-289019
SEC Accession No. 0001193125-25-167379 (33 Act)
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Brighthouse Life Insurance Company (the “Registrant”) hereby requests the withdrawal of the Registrant’s initial registration statement on Form S-3 for Brighthouse Shield Level Pay PlusSM Annuity and Brighthouse Shield Level Pay PlusSM Advisory Annuity for certain individual single premium deferred index-linked separate account annuity contracts (the “Contracts”), File No. 333-289019 filed with the Securities and Exchange Commission on July 29, 2025 (the “Registration Statement”).

Brighthouse Life Insurance Company has determined not to issue the Contracts. Therefore, the Registrant hereby requests the withdrawal of the Registration Statement. The Registration Statement has not yet become effective, and no securities have been sold in connection with the Registration Statement.

If you have any questions or comments regarding the Registration Statement, please call W. Thomas Conner at (202) 965-8139.

Sincerely,

Brighthouse Life Insurance Company

(Registrant)

By:	/s/ Donald A. Leintz

Donald A. Leintz
Vice President of Brighthouse Life Insurance Company

cc:	Michele H. Abate, Vice President and Associate General Counsel, Brighthouse Life Insurance Company
Alyson Saad, Managing Corporate Counsel, Brighthouse Life Insurance Company
W. Thomas Conner, Carlton Fields., P.A.